UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Request for Registration of Debentures Public Offering

Rio de Janeiro, December 26, 2018 – Petróleo Brasileiro S.A. – Petrobras, further to the Material Fact published on December 18, 2018, hereby informs that it submitted to the CVM, on this date, the request for registration of the offer for public distribution of non-convertible, unsecured debentures of up to 3 (three) series, of the 6ª (sixth) issuance of the company (“Debentures”), with allocation of volumes among the series to be defined in a bookbuilding procedure (“interconnecting tranches”), in the initial amount of R$ 3,000,000,000.00 (three billion reais) for public distribution, under a regime of better placement efforts, pursuant to CVM Instruction 400, of December 29, 2003, as in force (“CVM Instruction 400”), considering the procedure indicated for issuers with large exposure in the market, according to articles 6-A and 6-B of said instruction (“Offer”), as approved by the Board of Directors meeting held on December 18, 2018.

This issue provides for, at least, R$ 1,000,000,000.00 (one billion reais), as well as the possibility of an increase of up to 20% (twenty percent), that is, up to R$ 600,000,000,00 (six hundred million reais).

The Debentures of the 1st and 2nd series, whose nominal unit value will be updated by the National Extended Consumer Price Index (IPCA), will have maturities of 7 (seven) years and 10 (ten) years, respectively, interest equivalent to a fixed rate to be defined in a bookbuilding procedure, and will have the tax treatment set forth in art. 2 of Law No. 12,431, of June 24, 2011, and in the applicable regulations, the respective funds being invested exclusively in the priority project, whose scope is the exercise of exploration and evaluation activities in the area of the blocks of Franco, Florim, Northeast of Tupi and Entorno de Iara under the terms of the Transfer of Rights Agreement and the activities of development and production of oil and natural gas in the Búzios, Itapu, Sepia and Atapu fields, limited to the activities approved by the National Agency of Petroleum, Natural Gas and Biofuels – ANP (“Project”). This Project was approved as a priority, in accordance with the Ministry of Mines and Energy Ordinance No. 457, dated September 29, 2015, published in the Diário Oficial da União on September 30, 2015.

The Debentures of the 3rd series, whose nominal unit value will not be monetarily restated, will have a maturity of 7 (seven) years, interest equivalent to a certain percentage of the DI Rate to be defined in the bookbuilding procedure, will not count on the tax treatment set forth above, and the respective funds raised will be used to prepay debts and the residue, if any, will be used to reinforce cash for use in the ordinary course of business of the company.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

The Debentures will be distributed under better placement efforts by financial institutions that are part of the securities distribution system. The Offer will be coordinated by Banco Itaú BBA SA, BB-Banco de Investimento SA, Banco Bradesco BBI SA, Banco Citibank SA and Banco Santander (Brasil) SA. The remuneration of the Debentures will be defined after the bookbuilding procedure.

Petrobras also made available, on this date, its updated Reference Form, in compliance with the provisions of art. 24, paragraph 2 of CVM Instruction 480, of December 7, 2009.

In due time, notice will be given to the market, under the terms of art. 53 of CVM Instruction 400, containing information on: (i) other characteristics of the issuance; (ii) the locations for obtaining the preliminary prospectus; (iii) the estimated dates and places of disclosure of the Offer; and (iv) the conditions, procedure and date for carrying out the bookbuilding procedure.

The Offer will commence only after (i) the fulfillment of the requirements set forth in the Offer documents; (ii) the granting of registration of the Offer by the CVM; (iii) the deposit for distribution and trading of the Debentures in B3 S.A. – Brasil, Bolsa, Balcão and/or B3 – Segment CETIP UTVM; (iv) disclosure of the notice of initiation; and (v) the provision of the definitive prospectus to investors, pursuant to CVM Instruction 400.

This Material Fact is exclusively informative, in accordance with current legislation, and should not be interpreted or considered, for all legal purposes and purposes, as a material for the sale and/or disclosure of the Debentures and/or the Offer.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer